Filed Pursuant to Rule 433

Registration Nos. 333-171055-01

333-171055-02

333-171055-03

Citibank Credit Card Issuance Trust

Preliminary Term Sheet dated December 10, 2013

$[        ] Floating Rate Class 2013-A7 Notes of September 2018

(Legal Maturity Date September 2020)

The issuance trust proposes to issue and sell Class 2013-A7 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated October 30, 2013, as supplemented. The offered Class 2007-A7 Notes will form a part of the same subclass as, and are fungible with, the issuance trust’s outstanding $1,175,000,000 Floating Rate Class 2007-A7 Notes of September 2018 (legal maturity date September 2020) issued on September 23, 2013 in the principal amount of $650,000,000 and on November 21, 2013 in the principal amount of $525,000,000. The offered Class 2007-A7 Notes have the same CUSIP Number as, and upon closing will trade interchangeably with, the currently outstanding Class 2007-A7 Notes. Upon completion of this offering, the aggregate outstanding principal amount of Class 2007-A7 Notes will be $[        ]. The offered Class A Notes will have the same terms and underwriting arrangements as the Class 2013-A7 Notes described in the prospectus supplement dated November 14, 2013 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust

Principal Amount:	$[ ]

Initial Nominal Liquidation Amount:	Principal Amount

Interest Rate:	One-month LIBOR plus 0.43% per annum. The interest rate for the interest period beginning December 10, 2013 will be 0.59950% per annum.

Expected Principal Payment Date:	September 10, 2018

Legal Maturity Date:	September 10, 2020

Expected Issuance Date:	December 17, 2013

Date Interest Begins to Accrue:	Issuance Date

Interest Payment Dates:	10th day of each month, beginning January 2013; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making principal and interest payments on the 10th day of every month

Price to Public:	$[ ] (or [ ]%) plus accrued interest from December 10, 2013 to the date of issuance

Underwriting Discount:	$[ ] (or [ ]%)

Proceeds to Issuance Trust:	$[ ] (or [ ]%) plus accrued interest from December 10, 2013 to the date of issuance

Underwriters and Allocations:	Citigroup, $[ ]
Deutsche Bank Securities, [ ] $[ ]
RBS, [ ] $[ ]

Underwriters’ Concession:	[ ]%

Reallowance Concession:	[ ]%

Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes

Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes

Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes

No Listing:	These Class A notes will not be listed on any stock exchange.

Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount

Outstanding Notes of the Citiseries:	As of December 10, 2013, there were 46 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $29,587,931,344, consisting of:
Class A notes $25,565,931,344
Class B notes $1,725,000,000
Class C notes $2,297,000,000

As of December 10, 2013, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 1.67% per annum, consisting of:
Class A notes 1.80% per annum
Class B notes 0.63% per annum
Class C notes 1.00% per annum

Master Trust Assets and Receivables – Planned Lump Addition	On or about December 21, 2013, Citibank intends to designate a random selection of additional eligible credit card accounts to the master trust, the receivables in which will be sold and assigned to the master trust in a lump addition in the amount of approximately $1.5 billion to $1.8 billion. Citibank believes these additional accounts and the related receivables are substantially similar to the accounts currently designated to the master trust and their related receivables. Therefore, Citibank believes the lump addition will not have a material adverse impact on the financial performance of the master trust. All additions of accounts are subject to certain conditions. See “The Master Trust–Master Trust Assets” in the prospectus

Demands for Repurchases of Receivables	No credit card receivables securitized by Citibank were the subject of a demand to repurchase for a breach of the representations and warranties during the three year period ending October 31, 2013.

Annex I — The Master Trust Receivables and Account — The Credit Card Receivables	As of September 29, 2013, approximately 23.86% of the credit card receivables in the master trust are related to credit cards issued under the Citibank/American Airlines AAdvantage co-brand program. On November 27, 2013, the U.S. Bankruptcy Court overseeing the Chapter 11 reorganization of AMR Corporation and certain of its subsidiaries, including American Airlines, Inc. (collectively, AMR), approved the settlement of an antitrust lawsuit brought by the U.S. Department of Justice, along with the attorneys general of several states and the District of Columbia, that had sought to permanently enjoin the merger of AMR and US Airways Group, Inc. (US Airways). On December 9, 2013, AMR and US Airways completed the merger, renaming the combined company American Airlines Group Inc.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust’s registration statement is 333-171055-01. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.